Exhibit 4.2

BANK FIRST CORPORATION

DESCRIPTION OF REGISTERED SECURITIES

Common Stock

The Company’s authorized capital stock consists of 25,000,000 shares, of which 20,000,000 are Common Stock, par value $0.01 per share, and of which 5,000,000 are Preferred Stock, par value $0.01 per share. As of December 31, 2022, there were 10,064,858 shares of Common Stock issued, and 9,021,696 shares of Common Stock outstanding. No shares of Preferred Stock were issued or outstanding as of December 31, 2022.  All of our outstanding shares of Common Stock are fully paid and non-assessable.  Computershare, Inc. is the registrar and transfer agent for our Common Stock.  Our Common Stock is traded on the Nasdaq Capital Market under the symbol “BFC.”

Dividend Rights

Subject to any prior rights of holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if  declared  by the  Company’s Board of Directors out of funds legally available therefor.  Funds for the payment of dividends by the Company are expected to be obtained primarily from dividends of the Bank.  There can be no assurance that the Company will have funds available for dividends, or that if they are available, that dividends will be declared by the Company’s Board of Directors.

Voting Rights

Except as otherwise provided in the Restated Articles of Incorporation of the Company, all voting rights are vested in the holders of Common Stock. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, including election of directors. The Company’s Board of Directors is classified into three classes, each class to be as nearly equal in number as possible. Shareholders of the Company do not have cumulative voting rights. Any director may be removed from office by the affirmative vote of 80% of the outstanding shares entitled to vote, and any vacancy created thereby may be filled by the affirmative vote of 80% of the outstanding shares entitled to vote. An amendment to Articles V, VII, VIII, IX, or X of the Restated Articles of Incorporation also requires the affirmative vote of at least 80% of the outstanding shares of stock entitled to vote on the amendment.

Preemptive Rights

Holders of our common stock do not have preference, conversion, exchange or preemptive rights. Our common stock has no sinking fund or redemption provisions.

Liquidation Rights

Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

Certain Effects of Authorized but Unissued Stock

The availability for issuance of a substantial number of shares of Common Stock and Preferred Stock at the discretion of the Board of Directors will provide the Company with the flexibility to take advantage of opportunities to issue such stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances).  There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of the Company capital stock, except for the shares of Common Stock reserved for issuance under the Company’s stock compensation plans.

Uncommitted authorized but unissued shares of Common Stock may be issued from time to time to such persons and for such consideration as the Board of Directors of the Company may determine and holders of the then outstanding shares of Common Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law and the judgment of the Board of Directors of the Company regarding the submission of such issuance to the Company’s shareholders.  As noted, the Company’s shareholders will have no preemptive rights to subscribe to newly issued shares.

Moreover, it will be possible that additional shares of Common Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in the Company more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of the Company.  Under such circumstances, the availability of authorized and unissued shares of Common Stock may make it more difficult for shareholders to obtain a premium for their shares.  Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of the Company by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the Board of Directors of the Company in opposing such an attempt by a third party to gain control of the Company.  The issuance of new shares of Common Stock could also be used to dilute ownership of a person or entity seeking to obtain control of the Company.  Although the Company does not currently contemplate taking any such action, shares of Company capital stock could be issued for the purposes and effects described above, and the Board of Directors  reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.